06050587

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40848

RECEIVED SEP 2 8 2006

ANNUAL AUDITED REPORT

FORM X-17 A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YYYY) AND ENDING 06/30/2006 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

PROCESSED
OCT 0 4 2006
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual, state last, first, middle name*)

500 Dallas Street, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Subscribed and sworn before me
this 26th day of September AD. 2006.

Dawn Judith Gristwood

DAWN JUDITH GRISTWOOD
Notary Public, State of Texas
My Commission Expires
October 17, 2007

My commission expires October 17, 2007

This report contains (check all applicable items):

x	(a) Facing page
x	(b) Statement of Financial Condition
x	(c) Statement of Income
x	(e) Statement of Changes in Stockholders' Investment
x	(d) Statement of Cash Flows
1	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
2	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
2	(i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
N/A	(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
3	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l) An Oath or Affirmation
N/A	(m) A copy of the SIPC Supplement Report
N/A	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

INDEX

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

September 18, 2006

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiary as of June 30, 2006, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiary as of June 30, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP
Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 23,960,907
Temporary investments	29,286,972
Restricted cash	250,000
Accounts receivable, net	25,966,733
Investments in securities at market value	17,813,593
Inventory of securities at market value	222,776
Notes receivable, related party	402,325
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $6,288,024	1,967,427
Other assets	1,970,184
Total assets	$101,840,917

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 57,115
Accounts payable and accrued liabilities	5,712,562
Accrued salaries and bonuses	45,426,940
Deferred compensation	5,779,656
Notes payable, related party	484,461
Total liabilities	57,460,734
Commitments and Contingencies (Notes 8 and 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 968,333 shares issued and outstanding	968
Additional paid-in capital	2,998,293
Retained earnings	40,219,580
Accumulated other comprehensive income	1,161,342
Total stockholders' investment	44,380,183
Total liabilities & stockholders' investment	$101,840,917

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2006

REVENUES:	
Performance fees	$ 52,758,736
Noncontingent fees	4,900,549
Other securities revenues	32,403,005
Offering revenues	17,002,852
Gains on investments in securities, net	4,152,648
Interest and dividend income	1,277,995
Rebilled expenses	761,432
Other income	2,500
	113,259,717
EXPENSES:	
Salaries and bonuses	65,879,158
Employee benefits	2,600,419
Travel and entertainment	3,652,358
Rent	1,172,967
Interest	57,759
Professional fees	1,225,860
Trading costs	4,262,258
Other general and administrative	6,707,074
	85,557,853
Income before provision for income taxes	27,701,864
Foreign income tax	(2,395,382)
Net income	25,306,482
Pro forma income tax expense allocable to stockholders (unaudited)	(6,143,615)
Pro forma net income (unaudited)	$ 19,162,867

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance, June 30, 2005	979,238	$ 979	$ 2,998,368	$ 21,000,792	$ 803,508	$ 24,803,647
Comprehensive income:						
Net income				25,306,482		25,306,482
Cumulative translation adjustment					357,834	357,834
Comprehensive income						50,467,963
Distributions on behalf of stockholders, net				(3,720,845)		(3,720,845)
Cashless exercise of stock options	74,980	75	(75)			
Repurchase and retirement of common stock	(85,885)	(86)		(2,366,849)		(2,366,935)
Balance, June 30, 2006	968,333	$ 968	$ 2,998,293	$ 40,219,580	$ 1,161,342	$ 44,380,183

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$25,306,482
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	593,647
Deferred compensation	2,838,555
Increase in unrealized gains on investments in securities, net	(2,850,817)
Net realized gains on investments	(1,301,833)
Change in inventory of securities	(62,962)
Change in accounts receivable	(17,583,565)
Change in other assets	816,756
Change in securities sold short	6,708
Change in accounts payable and accrued liabilities	3,713,290
Change in accrued salaries and bonuses	24,361,469
Other	357,834
Net cash provided by operating activities	36,195,564
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investments in securities	(35,490,316)
Proceeds from sale of investments in securities	7,996,793
Principal applied on note receivable	380,822
Acquisition of furniture, fixtures, equipment and leasehold improvements	(311,660)
Net cash used in investing activities	(27,424,361)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repurchase of common stock	(2,366,935)
Distributions on behalf of stockholders, net	(3,720,845)
Repayment of note payable	(462,941)
Net cash used in financing activities	(6,550,721)
Net increase in cash and cash equivalents	2,220,482
Cash and cash equivalents, beginning of year	21,740,425
Cash and cash equivalents, end of year	$23,960,907
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 66,498
Income tax received	$ (3,430)

The accompanying notes are an integral part of these consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment company. The Company has one majority-owned or controlled subsidiary, Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to the energy industry in the European economic community. The Company owns 100 percent of SCIL.

Basis of Presentation

For the year ended June 30, 2006, the consolidated financial statements present the consolidated accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2006 the Company had no allowance for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in fair value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Temporary Investments

Temporary investments include T-bills and commercial paper with maturities in excess of three months.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the Clearing Broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the financial statements.

SCIL is a Limited Liability Company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. There were no material deferred tax assets or liabilities at June 30, 2006.

For financial statement reporting purposes, the Company has included in the accompanying statement of income unaudited pro forma tax expense allocable to stockholders. This unaudited expense represents an estimate of the tax expense using income tax rates of the stockholders.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), as interpreted by the Financial Accounting Standards Board Interpretation No. 44 (FIN 44), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123". Under the intrinsic value method, compensation cost is recognized ratably over the vesting period based on the excess, if any, of the fair value of the Company's stock over the employee's exercise price at the date the number of options and their exercise price are known.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised), Share Based Payment ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for share-based payments based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company will be required to apply FAS 123(R) beginning July 1, 2006.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2006, are as follows:

Marketable securities	$ 14,634,837
Nonmarketable securities	3,178,756
	$ 17,813,593

The aggregate cost of investments held at June 30, 2006, was $9,597,770.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. Notes receivable from a stockholder and a former stockholder at June 30, 2006, as well as notes payable to a stockholder and a former stockholder at June 30, 2006, have not been valued. As there is no ready market for these instruments and as they were not negotiated based on an arm's-length transaction, no fair value has been estimated.

c. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

4. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of June 30, 2006, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

Furniture and fixtures	$ 2,423,740	7 years
Leasehold improvements	1,906,732	life of lease
Building and additions	1,394,483	39 years
Computer equipment	2,530,496	5 years
Accumulated depreciation	(6,288,024)	
Net	$ 1,967,427	

Depreciation expense for the period ended June 30, 2006 was $593,647.

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Net Book Value

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payment of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, as of June 30, 2006, is as follows:

Stockholders' investment	$44,380,183
Distributions receivable for tax liability allocable to stockholders	4,322,208
Aggregate exercise price of exercisable stock options outstanding at year-end	6,407,410
Value of stock awards	5,612,724
	$60,722,525
Shares of common stock outstanding	968,333
Exercisable stock options outstanding at year-end	322,909
Stock awards	203,653
Fully diluted shares of common stock outstanding, as defined	1,494,895
Fully diluted net book value per common share, as defined	$40.62

Stock Options

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2006, 322,909 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2006 is 3.49 years.

No options were awarded in fiscal year 2006.

During 2006, 104,545 options were exercised in a cashless exercise for 74,980 shares.

5. STOCKHOLDERS' INVESTMENT (continued)

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2006:

	SHARE	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Options outstanding at June 30, 2005	427,454	$7.124 – $22.53	$ 16.896
Granted	–		
Exercised	(104,545)	7.124 – 22.53	7.79
Options outstanding at June 30, 2006	322,909	13.85 – 22.53	$ 19.843

The Company accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for the stock option awards if certain conditions are met. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for years beginning after December 15, 1995. The Company elected only the disclosure provision of SFAS No. 123. The Company assumed an average risk free rate of 5.8%. The Company did not consider volatility in its SFAS No. 123 calculations as the Company is a private company. Had compensation cost been recorded based on SFAS No. 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company's pro forma net loss before pro forma income tax credit on loss allocable to stockholders for the year ended June 30, 2006, would have been as follows:

Net income, before pro forma income tax credit on loss allocable to stockholders	25,306,482
Less compensation expense determined under fair value method	–
Pro forma net loss, before pro forma income tax credit on loss allocable to stockholders	25,306,482

Stock Rights

The Company awards the right to receive shares to employees as compensation. The awards vest after three years. As of June 30, 2006, 203,653 shares were outstanding. The awards vest 102,241 shares in 2007 and 101,412 shares in 2008.

5. STOCKHOLDERS' INVESTMENT (continued)

Compensation expense is determined using the fully diluted book value per share at the time of the grant. The Company records compensation expense ratably over the vesting period; adjusted for any forfeitures. There were no awards granted in 2006. The compensation expense in fiscal year 2006 was $1,365,312 for awards issued in previous years.

Phantom Stock Plan

During 2006, the Company formalized a phantom stock agreement which is effective for all phantom stock awards granted since September 15, 2004. The awards vest three years from the award date. Compensation is based on book value per share, as determined by the Company and the liability is accrued over the vesting period. The liability is adjusted at the beginning of each fiscal year based on the net book value as defined in the agreement.

The Company did not issue shares of phantom stock during 2006. The Company had 106,811 shares outstanding as of June 30, 2006 of which 9,090 were vested. The Company recognized $1,473,243 in compensation expense related to the phantom shares in 2006. The deferred liability at June 30, 2006 in the accompanying balance sheet amounted to $2,278,844. On July 1, 2006 the liability increased to $3,205,249.

6. INCOME TAXES

As discussed in Note 1, the domestic Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $19,964,086 for fiscal 2006, is taxed directly to the stockholders of the Company. Distributions of $3,720,845 were made on behalf of the individual stockholders for estimated tax payments in 2006.

Taxes payable in future periods for the Company are the liabilities of the stockholders.

The components of foreign income tax expense (benefit) related to SCIL in the United Kingdom for the year ended June 30, 2006 were as follows:

Current – foreign	$2,632,801
Deferred – foreign	(237,419)
Total tax	$2,395,382

Income tax expense differed from the amounts expected based upon a statutory rate of 34% primarily due to the effect of foreign taxes and non-deductible expenses.

7. NOTES PAYABLE

Notes payable as of June 30, 2006, are as follows:

Former stockholder, unsecured, 6.61 %, principal and interest of $104,984 due annually through fiscal 2007	$ 98,476
Former stockholder, unsecured, 6.70%, principal and interest of $19,090 due annually through fiscal 2007	17,892
Former stockholder, unsecured, 7.54%, principal and interest of $219,154 due annually through fiscal 2007	203,789
Stockholder, unsecured, 3.19%, principal and interest due annually through fiscal 2007	164,304
	$ 484,461

During fiscal year 1993, notes payable aggregating $2,966,000 (see Note 10) were issued to a stockholder in lieu of payment for the purchase of the majority of such stockholder's remaining interest in the Company. The principal balance on these notes at June 30, 2006 was $320,157 and payments of $298,637 were made in fiscal 2006. Such notes are unsecured and may be offset against any amounts receivable from such stockholder.

The scheduled payment of principal on the Company's notes payable for the next year is as follows:

YEAR ENDING JUNE 30	
2007	$ 484,461

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space, extending through March 2011, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEAR ENDING JUNE 30	
2007	$ 898,942
2008	703,653
2009	53,826
2010	53,826
2011	40,607
	$ 1,750,854

8. COMMITMENTS AND CONTINGENCIES (continued)

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2006, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $3,473,060 and 12.50 to 1, respectively.

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $ 6,566,250 at June 30, 2006.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company is party to other claims in the normal course of business, the resolution of which are not expected to have a material effect on the Company's consolidated financial position or results of operations.

9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The resultant single Plan is trusteed by The Charles Schwab Trust Company. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $810,131 to the Plan in fiscal 2006.

10. RELATED PARTIES

During fiscal year 1993, the Company sold its investment in SCF Partners, as well as its investment in the partnerships for which SCF Partners is the general partner to a stockholder for $2,966,000 (see Note 7) and the right to receive a 20 percent interest in the After Payout Interests, as defined. The Company received a note which provides for annual payments of principal and interest at 7.2 percent through 2006. This note receivable may be offset against notes payable to the stockholder. Principal payments of $298,670 were received in fiscal 2006. The balance of the note at June 30, 2006 amounted to $320,173. Interest income related to the note was $37,428 for fiscal 2006.

During fiscal year 2004, the Company received a note receivable from a stockholder for the purchase of stock for $246,456 with principal and interest at 3.19% through 2007. The balance of the note at June 30, 2006 was $82,152.

The Company also issued a note payable to a stockholder for the repurchase of stock for $492,912. Annual payments of $164,304 principal and interest at 3.19% are due through 2007.

At June 30, 2006, the Company had $277,585 of receivables from certain stockholders and employees.

11. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2006, the Company's net capital ratio, as defined, was 12.50 to 1 and its net capital was $3,473,060, which was $577,686 in excess of its minimum requirement of $2,895,374.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

12. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	Amended Form X-17A-5	Subsidiaries Consolidated, Eliminations and Reclassifications	Financial Statements
Assets:			
Cash and cash equivalents	$ 1,320,201	$ 22,640,706	$ 23,960,907
Temporary investments	29,286,972	–	29,286,972
Restricted cash	–	250,000	250,000
Receivables	18,561,395	7,405,338	25,966,733
Investments at fair value	25,565,658	(7,752,065)	17,813,593
Inventory at fair value	222,776	–	222,776
Note receivable	402,325	–	402,325
Fixed assets, net	1,627,971	339,456	1,967,427
Other assets	17,447,002	(15,476,818)	1,970,184
Total assets	$94,434,300	$ 7,406,617	$101,840,917
Liabilities:			
Securities sold short	$ 57,115	$ –	$ 57,115
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	49,512,541	7,406,617	56,919,158
Notes payable	484,461	–	484,461
Total liabilities	$ 50,054,117	$ 7,406,617	$ 57,460,734

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2006

Net capital:	
Stockholders' investment	$ 44,380,183
Less: nonallowable assets	
Trade accounts receivable	18,235,664
Fixed assets, net	1,676,912
Nonmarketable securities	3,178,756
Notes receivable and other assets	14,371,629
	6,917,222
Less: haircuts	
Other securities	2,553,536
Undue concentration	890,626
Net capital	$ 3,473,060
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 43,430,612
Net capital requirements	$ 2,895,374
Net capital in excess of required amount	$ 577,686
Ratio of aggregate indebtedness to net capital	12.50

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2006, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2006

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2006, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS
ON
INTERNAL ACCOUNTING CONTROL

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

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practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 18, 2006